			Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$13,598	$14,196	$16,892	$16,820	$17,312
Interest applicable to rentals	827	747	635	620	676

Total fixed charges, as defined	14,425	14,943	17,527	17,440	17,988

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$15,994	$16,512	$19,096	$19,009	$19,557

Earnings as defined:

Net Income	$37,149	$19,878	$12,608	$31,030	$44,925
Add:
Provision for income taxes:
Total	16,469	8,645	2,277	13,450	25,190
Fixed charges as above	14,425	14,943	17,527	17,440	17,988

Total earnings, as defined	$68,043	$43,466	$32,412	$61,920	$88,103

Ratio of earnings to fixed charges, as defined (b)	4.72	2.91	1.85	3.55	4.90

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	4.25	2.63	1.70	3.26	4.50

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.